Neurosity, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Neurosity, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 18, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,276,166	182,004
Accounts Receivable	2,034	-
Prepaid Expenses	8,842	-
Inventory	324,007	480,446
Deposit	4,500	-
Total Current Assets	1,615,549	662,450
Non-current Assets		
Intangible Assets: Patents, net of Accumulated Amortization	8,559	48,640
Total Non-Current Assets	8,559	48,640
TOTAL ASSETS	1,624,108	711,090
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	212,024	238,515
Accrued Expenses	8,667	-
Sales Taxes Payable	17,134	3,553
Payroll Liabilities	7,752	533
Notes Payable	11,308	-
Total Current Liabilities	256,885	242,600
Long-term Liabilities		
Convertible Notes	-	1,723,988
Total Long-Term Liabilities	-	1,723,988
TOTAL LIABILITIES	256,885	1,966,588
EQUITY		
Common Stock	910	910
Preferred Stock, including all Series Seeds (1 through 9)	1,870,770	-
Additional Paid in Capital	3,114,108	107,090
Accumulated Deficit	(3,618,565)	(1,363,498)
Total Equity	1,367,223	(1,255,498)
TOTAL LIABILITIES AND EQUITY	1,624,108	711,090

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	566,750	309,169
Revenue from Related Party	147,933	-
Cost of Revenue	1,347,025	348,698
Gross Profit	(632,343)	(39,529)
Operating Expenses		
Advertising and Marketing	48,460	71,349
General and Administrative	1,274,420	567,214
Research and Development	132,356	39,924
Rent and Lease	137,863	60,748
Amortization	43,553	30,281
Total Operating Expenses	1,636,652	769,516
Operating Income (loss)	(2,268,994)	(809,045)
Other Income		
Other	15,360	-
Total Other Income	15,360	-
Other Expense		
Interest Expense	1,032	1,031
Other	401	838
Total Other Expense	1,433	1,869
Earnings Before Income Taxes	(2,255,067)	(810,914)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(2,255,067)	(810,914)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,255,067)	(810,914)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	43,553	30,281
Accounts Payable and Accrued Expenses	(17,824)	214,313
Inventory	156,439	(398,993)
Accounts Receivable	(2,034)	-
Prepaid Expenses	(8,842)	-
Sales Tax and Payroll Payables	20,801	3,194
Other	10,549	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	202,641	(151,205)
Net Cash provided by (used in) Operating Activities	(2,052,426)	(962,119)
INVESTING ACTIVITIES		
Research & Development	-	(25,720)
Patents	(3,472)	-
Deposits	(4,500)	-
Net Cash provided by (used by) Investing Activities	(7,972)	(25,720)
FINANCING ACTIVITIES		
Proceeds from Convertible Note Issuances	137,572	1,077,500
Proceeds from Debt Issuances, net of repayments	9,820	1,488
Proceeds from the Issuance of Series Seed-1 Preferred Stock	149	-
Additional Proceeds from the Issuance of Series Seed-1 Preferred Stock	3,007,018	-
Net Cash provided by (used in) Financing Activities	3,154,559	1,078,988
Cash at the beginning of period	182,004	90,855
Net Cash increase (decrease) for period	1,094,161	91,150
Cash at end of period	1,276,166	182,004

Statement of Changes in Shareholder Equity

	Common Stock		Seed-1 Preferred		Seed-2 Preferred	Seed-3 Preferred	Seed-4 Preferred	Seed-5 Preferred	Seed-6 Preferred	Seed-7 Preferred	Seed-8 Preferred	Seed-9 Preferred				
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	# of Shares	# of Shares	# of Shares	# of Shares	# of Shares	# of Shares	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	9,100,000	910	-	-	-	-	-	-	-	-	-	-	-	107,090	(552,584)	(444,584)
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(810,914)	(810,914)
Ending Balance 12/31/2021	9,100,000	910	-	-	-	-	-	-	-	-	-	-	-	107,090	(1,363,498)	(1,255,498)
Issuance of Preferred Stock upon Conversion of Notes	-	-	-	-	165,340	860,845	326,401	390,063	502,160	815,364	334,773	952,509	1,870,621	-	-	1,870,621
Issuance of Preferred Stock	-	-	1,486,636	149	-	-	-	-	-	-	-	-	-	3,007,018	-	3,007,167
Net Income (Loss)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,255,067)	(2,255,067)
Ending Balance 12/31/2022	9,100,000	910	1,486,636	149	165,340	860,845	326,401	390,063	502,160	815,364	334,773	952,509	1,870,621	3,114,108	(3,618,565)	1,367,223

Neurosity, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Neurosity, Inc. (“the Company”) was formed in Delaware on April 20th, 2018. The Company earns revenue by selling the "Crown" a brain-computer interface with neuro-powered applications. The Company is headquartered in New York, with a fully remote team of 7 dedicated, full-time employees. The Company has customers all over the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities. See Note 7.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of order. Returns are made at the time of device shipment back for an authorized return. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

The Company also generates revenues by selling a subscription service to consumers who are looking to use the Company's software and hardware for productivity purposes. The first month's payment and a one-time setup fee are charged on order, and upon delivery of a unit, the member is charged in 30 days for next month's payment. The Company's payments are collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime and value for users over the subscription period which can be as little as one month and revenue is recognized over the life of the subscription as performance obligations are satisfied. Customers must return the hardware if they leave the membership.

Intangible Assets

See Table below for a list of the Company's intangible assets as of December 31st, 2022.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Patents	15	11,687	(3,128)	-	8,559
Grand Total	**-**	**11,687**	**(3,128)**	**-**	**8,559**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $324,007 as of December 31st, 2022, consisting of assembled inventory of $8,572 and product parts of $315,435. The Company values its inventory using the FIFO (First-In, First-Out) method of accounting and performs monthly inventory counts.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2021	-	$-
Granted	75,000	$0.010
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	75,000	$0.010
Granted	95,416	$0.510
Exercised	-	$-
Expired/cancelled	(10,000)	$0.010
Total options outstanding, December 31, 2022	160,416	$0.310

Options exercisable, December 31, 2022	103,934	$0.310

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	-	$-
Granted	75,000	$-
Vested	(70,833)	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	4,167	$-
Granted	95,416	$-
Vested	(33,101)	$-
Forfeited	(10,000)	$-
Nonvested options, December 31, 2022	56,482	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, New York, & New York City. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a contract with an affiliated entity that shares a common investor with the Company. The contract resulted in 500 of its Crown devices being purchased. The Company recognized revenue of $147,933 in 2022 and approximately $493,110 in 2023 related to this contract.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 5%. The notes were convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The notes were converted into preferred stock in 2022 during a qualified financing event.

The Company entered into various loans with Shopify and Stripe. In 2021, the Company received $4,000 from Stripe. The loan required a total repayment of $4,664 and had a repayment rate of 19.80% with payments required every 60 days. In 2021, the Company received $17,000. This loan required a total repayment of $2,210 and had a remittance rate of 17%. The Company had a loan balance of $1,488 as of December 31st, 2021, related to these loans. In 2022, the Company received $32,000. This loan required a total repayment of $35,200 and required the Company to pay 14% of daily sales. All of these loans were fully repaid in 2022.

The Company entered into a loan agreement with Paypal resulting in the Company receiving $49,000 in 2022. The Company is required to pay back a total of $57,187 including a loan fee of $8,187. The balance of the loan was $11,308 as of December 31st, 2022. The loan was fully paid off in 2023.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	11,308
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 16,317,370 common shares with a par value of $0.0001 per share. 9,100,000 common shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 5,834,091 preferred shares with a par value of $0.0001 per share. The preferred shares consist of 1,486,636 Series Seed-1, 165,340 Series Seed-2, 860,845 Series Seed-3, 326,401 Series Seed-4, 390,063 Series Seed-5, 502,160 Series Seed-6, 815,364 Series Seed-7, 334,773 Series Seed-8, and 952,509 Series Seed-9. All preferred shares were issued and outstanding as of December 31st, 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31st, 2022, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 18, 2023, the date these financial statements were available to be issued.

On May 5th, 2023, the Company formed a subsidiary in Ontario Canada under the name Neurosity, Inc. The Company is authorized to issue an unlimited number of common shares.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.